NEWS RELEASE

ELD No. 07-12

TSX: ELD  AMEX: EGO

July 12, 2007

Kisladag Mine

VANCOUVER, BC – Eldorado Gold Corporation (the “Company”) today announced that its Kisladag mine (the “Mine”), located in western Turkey, was, by court decision registered yesterday, ordered to be shut down, pending the ultimate decision by that court on the appeal of a lower court order in favour of the Company confirming the legality and validity of the Mine’s Environmental Impact Assessment.  The closure will be implemented in approximately 30 days. The Company believes that the halt in operations will be temporary and expects that the injunction will be vacated through the appeal being denied, however the timing of the ultimate decision on the appeal is not yet known. The Company is working with the appropriate Turkish government agencies both to ensure that any closure is implemented in a fashion which secures and preserves the Company’s assets as well as to obtain permission to reopen the Mine as soon as possible.

“The court decision is extremely disappointing for the Company, Kisladag’s employees and families and local communities.  The mine commenced production in May 2006 following the successful application, approval and granting of all permits and licenses required to operate in Turkey.  The mine continues to operate in accordance with the highest environmental and technical standards.  Through its employment of 270 and 310 company and contractor employees, the operation continues to enhance the quality of life in a rural region of Western Turkey. The decision is a set back for the Company, however as in the past we have confidence in the integrity of the project and confidence that with the continued support at all levels of government and the local communities that this interruption can be kept to a minimum”, commented Paul Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the Kisladag Mine and the Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Paul Wright, President & CEO or

Earl Price, Chief Financial Officer

Eldorado Gold Corporation

Phone: 604.687-4018 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email info@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com